Exhibit 99.1

Selected Financial Data

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
                                                --------------------------------------------------------------------
(Thousands)                                          2004          2003        2002 (a)         2001         2000
                                                --------------------------------------------------------------------
Summary of Operations
Operating Revenues:
 Utility                                           $868,905      $774,772      $592,097     $  923,242     $529,250
 Other                                                2,577         2,391         2,521         78,867       36,878
                                                --------------------------------------------------------------------
   Total Operating Revenues                         871,482       777,163       594,618      1,002,109      566,128
                                                --------------------------------------------------------------------
Operating Expenses:
 Utility
  Natural and propane gas                           575,691       483,742       340,045        640,006      294,717

  Other operation expenses                          121,596       118,550       106,027        101,915       86,970

  Maintenance                                        18,705        18,759        17,813         19,262       18,556

  Depreciation and amortization                      22,385        22,229        24,215         26,193       24,672

  Taxes, other than income taxes                     60,077        56,102        48,342         65,062       42,788
                                                --------------------------------------------------------------------
    Total utility operating expenses                798,454       699,382       536,442        852,438      467,703
 Other                                                2,456         2,386         2,572         77,346       35,082
                                                --------------------------------------------------------------------
    Total Operating Expenses                        800,910       701,768       539,014        929,784      502,785
                                                --------------------------------------------------------------------
Operating Income                                     70,572        75,395        55,604         72,325       63,343
                                                --------------------------------------------------------------------
Allowance for Funds Used During Construction           (123)         (107)         (149)           749          397
                                                --------------------------------------------------------------------
Other Income and (Income Deductions) - Net            3,507           986           699            668          338
                                                --------------------------------------------------------------------
Interest Charges:
 Interest on long-term debt                          22,010        20,169        20,820         18,372       15,164
 Other interest charges                               3,192         3,752         4,285         10,067        8,844
                                                --------------------------------------------------------------------
    Total Interest Charges                           25,202        23,921        25,105         28,439       24,008
                                                --------------------------------------------------------------------
Income Before Income Taxes                           48,754        52,353        31,049         45,303       40,070
Income Tax Expense                                   16,555        18,011        10,720         14,831       14,105
                                                --------------------------------------------------------------------
Net Income                                           32,199        34,342        20,329         30,472       25,965
Dividends on Redeemable Preferred Stock                  62            62            68             87           93
                                                --------------------------------------------------------------------
Earnings Applicable to Common Stock                $ 32,137      $ 34,280      $ 20,261       $ 30,385     $ 25,872
                                                ====================================================================


                                     1


Selected Financial Data (continued)

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
                                              ------------------------------------------------------------------------
(Thousands)                                        2004           2003           2002 (a)        2001          2000
                                              ------------------------------------------------------------------------
Dividends Declared -
 Common Stock                                   $   27,183     $   25,492        $ 25,311      $ 25,296      $ 25,297

Utility Plant
 Gross Plant - End of Period                    $1,070,522     $1,030,665        $988,747      $949,775      $915,998
 Net Plant - End of Period                         646,875        621,247         594,376       569,640       545,715
 Construction Expenditures                          49,130         49,926          48,765        46,952        51,635
 Property Retirements                                9,276          8,007           9,769        13,141         6,663
Total Assets - End of Period                    $1,155,981     $1,113,009        $994,937      $975,910      $931,740

Capitalization -
 End of Period
 Common Stock and Paid-In
  Capital                                       $  136,042     $   82,579        $ 82,579      $106,590      $106,579
 Retained Earnings                                 194,461        189,507         180,719       205,512       200,423
 Accumulated Other Comprehensive
  Income (Loss)                                       (371)          (582)           (339)            -             -
 Treasury Stock                                          -              -               -       (24,017)      (24,017)
                                              ------------------------------------------------------------------------
       Common Stock Equity                         330,132        271,504         262,959       288,085       282,985
 Redeemable Preferred Stock                          1,108          1,258           1,266         1,588         1,763
 Long-Term Debt                                    333,936        259,625         259,545       284,459       234,408
                                              ------------------------------------------------------------------------
      Total Capitalization                      $  665,176     $  532,387        $523,770      $574,132      $519,156
                                              ========================================================================

(a) Effective October 1, 2001, the corporation reorganized such that Laclede Gas became a subsidiary of Laclede Group, an exempt public utility holding company. In conjunction with the restructuring, the subsidiaries of Laclede Gas became subsidiaries of Laclede Group.

                                     2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o    weather conditions and catastrophic events;
o    economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
     o    allowed rates of return
     o    incentive regulation
     o    industry structure
     o    purchased gas adjustment provisions
     o    rate design structure and implementation
     o    franchise renewals
     o    environmental or safety matters
     o    taxes
     o    accounting standards;

o    the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
o    discovery of material weakness in internal controls; and
o    employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the notes thereto.

                                     3

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are generated by the sale of heating energy, which historically has been heavily influenced by the weather. However, as part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings in the future by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return has been a fundamental component of the Laclede Gas strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 15,000-mile natural gas distribution system and related storage facilities. In fiscal 2003, when the weather mitigation rate design first went into effect, the weather was essentially normal; therefore, its impact was minimal. However, it has shown its value during fiscal 2004, as the downward pressure on revenues and earnings has been significantly mitigated despite temperatures that were 14% warmer than normal. The Utility's income from off-system sales remains subject to fluctuations in market conditions. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure.

Laclede Gas' net income applicable to common stock for fiscal 2004 was $32.1 million, compared with $34.3 million for fiscal 2003, and $20.3 million for fiscal 2002. The fiscal 2004 decrease in net income of $2.2 million from fiscal 2003 was primarily attributable to the following factors, quantified on a pre-tax basis.

Utility earnings decreased primarily due to the following factors:
     o income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs;
     o the net effect totaling $2.5 million of lower system gas sales volumes (resulting from temperatures in Laclede Gas' service area that were 14% warmer than normal and 15% warmer than the same period last year) tempered by the beneficial effect this year of the fully-implemented weather mitigation rate design that went into effect November 9, 2002;
     o a higher provision for uncollectible accounts totaling $1.7 million above fiscal year 2003;
     o an increase in interest charges of $1.3 million, primarily due to the issuance of additional long-term debt;
     o    pension costs that increased $1.1 million from fiscal year 2003;
          and
     o    higher wage rates.

These factors were partially offset by:
     o non-operating income recorded this year that increased $2.5 million primarily reflecting the receipt of additional proceeds totaling $1.1 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company, increases in other investment income, and lower donations;
     o a decrease in group insurance costs totaling $1.6 million from fiscal year 2003;
     o income from off-system sales and capacity release that increased $1.4 million from fiscal year 2003;
     o the partial-year effect of the implementation of an Infrastructure System Replacement Surcharge effective June 10, 2004, totaling $1.1 million; and
     o the fully-implemented general rate increase, effective November 9, 2002, totaling $.9 million.

Laclede Gas' net income applicable to common stock for fiscal year 2003 was $34.3 million, compared with $20.3 million for fiscal year 2002. The increase of $14.0 million was primarily attributable to the following factors, quantified on a pre-tax basis.

Utility earnings increased primarily due to the following factors:
     o general rate increases effective December 1, 2001 and November 9, 2002 totaling $15.2 million;
     o the net effect totaling $10.1 million of higher system gas sales volumes in fiscal 2003 (resulting from temperatures in Laclede Gas' service area that were 1% colder than normal and 21% colder than the same period in fiscal 2002), tempered by the partial-year effect of the weather mitigation rate design effective November 9, 2002;

                                     4

     o income from off-system sales and capacity release that increased $5.6 million from fiscal year 2002; and
     o income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs.

These factors were partially offset by:
     o    higher pension costs amounting to $5.1 million;
     o the effect of income recorded in fiscal year 2002 produced by the Utility's Price Stabilization Program totaling $4.9 million;
     o    a higher provision for uncollectible accounts totaling $4.5 million;
     o    increased group insurance charges totaling $1.5 million; and
     o    higher wage rates.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for fiscal year 2004 increased $94.1 million, or 12.1%, above fiscal 2003. The increase was primarily attributable to higher wholesale gas costs that are passed on to Utility customers (subject to prudence review by the MoPSC) totaling $105.0 million, increased off-system sales revenues totaling $42.0 million, and, to a lesser extent, the effects of the general rate increase totaling $.9 million and the partial-year effect of the ISRS totaling $1.1 million. These factors were partially offset by lower system gas sales levels resulting from warmer weather and other variations totaling $54.9 million. Temperatures were 14% warmer than normal and 15% warmer than last year.

Regulated operating revenues for fiscal year 2003 increased $182.7 million, or 30.9%, above fiscal 2002. The increase in operating revenues was primarily comprised of higher natural gas sales levels resulting from colder weather and other variations amounting to $61.8 million, higher wholesale gas costs that are passed on to Utility customers (subject to prudence review by the MoPSC) of $87.2 million, increased off-system and capacity release revenues of $18.5 million, and the general rate increases effective December 1, 2001 and November 9, 2002 amounting to $15.2 million.

Laclede Gas sold and transported 1.12 billion therms in fiscal year 2004 compared with 1.13 billion and 1.06 billion in fiscal years 2003 and 2002, respectively.

Regulated operating expenses in fiscal 2004 increased $99.1 million, or 14.2%, from fiscal 2003. Natural and propane gas expense increased $91.9 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses increased $3.0 million, or 2.2%, primarily due to a higher provision for uncollectible accounts, higher pension costs, and higher wage rates, partially offset by lower group insurance charges. Taxes, other than income, increased $4.0 million, or 7.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Regulated operating expenses in fiscal 2003 increased $162.9 million, or 30.4%, from fiscal 2002. Natural and propane gas expense increased $143.7 million primarily attributable to higher volumes purchased for sendout arising from the colder weather, higher rates charged by our suppliers, and higher off system gas expense. Other operation and maintenance expenses increased $13.4 million, or 10.9%, primarily due to increased pension expense, a higher provision for uncollectible accounts, increased group insurance charges, higher wage rates and increased insurance premiums. These factors were partially offset by reduced distribution charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $7.8 million, or 16.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and Income Deductions - Net

The $2.5 million increase in other income and income deductions-net in fiscal year 2004 from fiscal year 2003 was primarily attributable to the recognition this year of the receipt of additional proceeds totaling $1.1 million related to Laclede Gas' interest, as a policyholder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by Laclede Gas. Subsequent distributions, if any, are not expected to have a material impact on the financial position or results of operations of Laclede Gas. Other income and income deductions-net also increased due to higher investment income and lower donations. The change in other income and income deductions-net in fiscal year 2003 from fiscal year 2002 was minor because the receipt of proceeds related to the interest in the sale of a mutual insurance company in 2003 totaling $.8 million was essentially offset by higher donations.

                                     5

Interest Charges

Interest charges increased $1.3 million, or 5.4% in fiscal 2004 (compared with fiscal 2003) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million of 5 1/2% First Mortgage Bonds and the April 2004 issuance of $100 million of 6% First Mortgage Bonds. These increases in interest costs were partially offset by the early redemption in June 2004 of $50 million of 6 5/8% First Mortgage Bonds and the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds, as well as reduced interest on short-term debt, mainly attributable to lower borrowings.

Interest charges decreased $1.2 million, or 4.7%, in fiscal 2003 (compared with fiscal 2002) primarily due to lower interest on long-term debt (due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds) and reduced short-term interest expense (primarily due to lower rates).

Income Taxes

The variations in income taxes for all periods reported are primarily due to changes in pre-tax income.

Labor Agreement

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied-Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

CRITICAL ACCOUNTING POLICIES

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS

                                     6

No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included in this report on page 22 of Exhibit 99.1.

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On March 29, 2004, the MoPSC Staff and Laclede Gas responded to a MoPSC order directing interested parties to submit new proposed findings of fact on this issue for its consideration. By Order dated May 4, 2004, the MoPSC determined that it was necessary to take additional evidence on this issue. Evidentiary hearings were held on September 22-24, 2004, and briefs were filed on November 2, 2004. This proceeding now awaits the MoPSC's decision. Laclede Gas believes that a favorable decision, when recognized in rates, would be expected to benefit its cash flows.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of Laclede Gas.

                                     7

On March 1, 2004, Laclede Gas submitted to the MoPSC an Infrastructure System Replacement Surcharge (ISRS) filing designed to increase revenues by approximately $3.86 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On March 12, 2004, the MoPSC suspended the proposed surcharge until June 29, 2004 pursuant to the statute. On May 27, 2004 the Utility and the Staff of the MoPSC filed a Stipulation and Agreement ("S&A") that provided for a $3.56 million annual surcharge effective June 10, 2004. On June 1, 2004 the MoPSC approved the S&A. On October 28, 2004, Laclede Gas submitted its second ISRS filing to the MoPSC designed to increase revenues by approximately an additional $1.6 million annually.


ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004. There was no effect on the financial position or results of operations of Laclede Gas upon adoption.

In December 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003) (SFAS No. 132 (R)), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2 to the Financial Statements on page 24 of Exhibit 99.1, and the disclosures for prior periods are presented consistent with current presentation.

The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. There were no disclosures required for this report.

In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 supersedes FSP 106-1 issued in January 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) for employers that sponsor postretirement health care plans that provide prescription drug benefits. The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for FSP 106-2 is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on the financial position or results of operations of the Company.


INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement

                                     8

programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2004, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                         S&P           Moody's           Fitch
--------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds          A              A3               A+
Laclede Gas Commercial Paper             A-1             P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


CASH FLOWS

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas costs under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the year ended 2004 was $83.0 million, a $91.2 million increase, compared with the same period last year. The increase in cash provided by operating activities was primarily attributable to changes in the cost of natural gas in storage and variations in the timing of collections of gas costs under the PGA clause. Net cash used in operating activities for the fiscal year ended 2003 was $8.2 million compared with cash provided by operation in fiscal year 2002 totaling
$74.9 million. The adverse effect on cash related to operating activities was primarily due to changes in the cost of natural gas in storage and unfavorable variations in the timing of collections of gas costs under the PGA clause.

Net cash used in investing activities for fiscal 2004 was $50.1 million compared with $50.6 million for fiscal 2003 and $52.9 million for fiscal year 2002. Cash used in investing activities primarily reflected construction expenditures in all three years.

Net cash used in financing activities for fiscal 2004 totaled $33.5 million, primarily reflecting the repayment of short-term debt and the payment of dividends, partially offset by the issuance of additional long-term debt and paid-in capital contributions from Laclede Group. Net cash provided by financing activities was $60.4 million for fiscal 2003 primarily reflecting the issuance of short-term debt, partially offset by the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds and dividend payments. Cash used in financing activities totaled $23.9 million in fiscal 2002 primarily due to the payment of dividends.


LIQUIDITY AND CAPITAL RESOURCES

The Utility's short-term borrowing requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. During the fiscal year 2004 heating season, Laclede Gas had lines of credit in place of up to $290 million, including a $25 million seasonal line during the peak winter season. Laclede Gas had short-term borrowings aggregating to a maximum of $274.7 million at any one time during the fiscal year. These borrowings were primarily commercial paper, supplemented from time to time by draws on the seasonal line of credit or short-term loans from Laclede Group. Loans from Laclede Group were no more than $12.6 million at any time. At the date of this report, Laclede Gas has aggregate lines of credit totaling $300 million, with $15 million expiring in April 2005 and $285 million expiring in September 2009. Short-term commercial paper borrowings outstanding at September 30, 2004 were $71.4 million at a weighted average interest rate of 1.9% per annum. Based on total short-term borrowings at September 30, 2004, a change in interest rates of 100 basis points would increase or decrease Laclede Gas pre-tax earnings and cash flows by approximately $0.7 million on an annual basis.

                                     9

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2004, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2004, EBITDA was 3.82 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of September 30, 2004. The original MoPSC authorization for issuing securities registered on this Form S-3 expired September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million of First Mortgage Bonds, 5 1/2% Series, due May 1, 2019, and $100 million of First Mortgage Bonds, 6%
Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million of 8 1/2% First Mortgage Bonds in November 2004. At September 30, 2004, Laclede Gas had fixed-rate long-term debt totaling $360 million, including the $25 million current portion. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Utility construction expenditures were $49.1 million in fiscal 2004, compared with $49.9 million and $48.8 million for the fiscal years 2003 and 2002, respectively. Utility construction expenditures are expected to be approximately $56 million in fiscal 2005.

Capitalization at September 30, 2004, excluding current obligations of long-term debt and preferred stock, consisted of 49.6% common stock equity, ..2% preferred stock and 50.2% long-term debt.

The ratio of earnings to fixed charges was 2.9 for fiscal year 2004, 3.2 for fiscal year 2003 and 2.2 for fiscal year 2002.

It is management's view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources to meet anticipated capital requirements.


CONTRACTUAL OBLIGATIONS

As of September 30, 2004, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

                                                                     Payments due by period
                                                     --------------------------------------------------------
                                                          Less than        1-3           3-5        More than
       Contractual Obligations               Total         1 year         Years          Years       5 years
-------------------------------------------------------------------------------------------------------------
Long-Term Debt (a)                           $557.7        $ 42.4         $ 66.8         $61.4       $387.1
Capital Leases                                    -             -              -             -            -
Operating Leases (b)                            9.1           2.3            3.9           2.6           .3
Purchase Obligations - Natural Gas (c)        169.7          90.8           66.9           6.0          6.0
Purchase Obligations - Other (d)               11.3           5.3            4.0           2.0            -
Other Long-Term Liabilities                       -             -              -             -            -
                                        ---------------------------------------------------------------------
Total                                        $747.8        $140.8         $141.6         $72.0       $393.4
                                        =====================================================================

(a) Long-term debt obligations reflect principal maturities and interest payments.
(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.
(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2004 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through

                                     10

         the operation of its Purchased Gas Adjustment Clause; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.
(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.


MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2004, the Utility held approximately 29 million MmBtu of futures contracts at an average price of $6.67 per MmBtu. These positions have various expiration dates, the longest of which extends through March 2005.


ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Utility's financial position and result of operations. As these laws, regulations, and their interpretations evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede
Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with federal and state regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a

                                     11

material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.


OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.




                                     12

Management Report

Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect Laclede Gas' financial position, results of operations and cash flows.

Laclede Gas maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that Laclede Gas' assets are properly accounted for and safeguarded. Laclede Gas' Internal Audit Department, which has unrestricted access to all levels of Laclede Gas management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, Laclede Gas' independent auditors, whose report is contained herein, is responsible for auditing Laclede Gas' financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

The Certificates under Rule 13a-14(a) and Section 1350 Certifications of the CEO and CFO of Laclede Gas are included in this report as Exhibits 31 and 32, respectively.


Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer



Barry C. Cooper
Chief Financial Officer


                                     13

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Laclede Gas Company

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly owned subsidiary of The Laclede Group, Inc.) ("the Company") as of September 30, 2004 and 2003, and the related statements of income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 17, 2004



                                     14

LACLEDE GAS COMPANY
STATEMENTS OF INCOME


(Thousands)
----------------------------------------------------    -------------    -----------    ------------
Years Ended September 30                                     2004            2003           2002
----------------------------------------------------    -------------    -----------    ------------
Operating Revenues:
  Utility                                                  $ 868,905      $ 774,772       $ 592,097
  Other                                                        2,577          2,391           2,521
                                                        -------------    -----------    ------------
         Total Operating Revenues                            871,482        777,163         594,618
                                                        -------------    -----------    ------------

Operating Expenses:
  Utility
    Natural and propane gas                                  575,691        483,742         340,045
    Other operation expenses                                 121,596        118,550         106,027
    Maintenance                                               18,705         18,759          17,813
    Depreciation and amortization                             22,385         22,229          24,215
    Taxes, other than income taxes                            60,077         56,102          48,342
                                                        -------------    -----------    ------------
         Total utility operating expenses                    798,454        699,382         536,442
  Other                                                        2,456          2,386           2,572
                                                        -------------    -----------    ------------
         Total Operating Expenses                            800,910        701,768         539,014
                                                        -------------    -----------    ------------
Operating Income                                              70,572         75,395          55,604
                                                        -------------    -----------    ------------
Other Income and (Income Deductions) - Net                     3,384            879             550
                                                        -------------    -----------    ------------
Interest Charges:
  Interest on long-term debt                                  22,010         20,169          20,820
  Other interest charges                                       3,192          3,752           4,285
                                                        -------------    -----------    ------------
         Total Interest Charges                               25,202         23,921          25,105
                                                        -------------    -----------    ------------
Income Before Income Taxes                                    48,754         52,353          31,049
Income Tax Expense                                            16,555         18,011          10,720
                                                        -------------    -----------    ------------
Net Income                                                    32,199         34,342          20,329
Dividends on Redeemable Preferred Stock                           62             62              68
                                                        -------------    -----------    ------------
Earnings Applicable to Common Stock                        $  32,137      $  34,280       $  20,261
                                                        =============    ===========    ============







See the accompanying notes to financial statements.



                                     15

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)
-------------------------------------------------------     ------------    ------------     ------------
Years Ended September 30                                        2004            2003             2002
-------------------------------------------------------     ------------    ------------     ------------
Net Income                                                     $ 32,199        $ 34,342         $ 20,329
                                                            ------------    ------------     ------------

Other Comprehensive Income (Loss) Before Tax:
 Minimum pension liability adjustment                               344            (396)            (553)
 Income tax expense (benefit) related to items
  of other comprehensive income (loss)                              133            (153)            (214)
                                                            ------------    ------------     ------------
Other Comprehensive Income (Loss), Net of Tax                       211            (243)            (339)
                                                            ------------    ------------     ------------

Comprehensive Income                                           $ 32,410        $ 34,099         $ 19,990
                                                            ============    ============     ============


See the accompanying notes to financial statements.



                                     16

LACLEDE GAS COMPANY
BALANCE SHEETS


(Thousands)
-----------------------------------------------------------------      -------------     -------------
September 30                                                                2004             2003
-----------------------------------------------------------------      -------------     -------------
Assets
 Utility Plant                                                           $1,070,522        $1,030,665
   Less - Accumulated depreciation and amortization                         423,647           409,418
                                                                       -------------     -------------
                         Net Utility Plant                                  646,875           621,247
                                                                       -------------     -------------
 Other Property and Investments                                              29,664            27,898
                                                                       -------------     -------------

 Current Assets:
   Cash and cash equivalents                                                  2,340             2,907
   Accounts receivable:
     Gas customers - billed and unbilled                                     76,223            70,217
     Associated companies                                                       300             8,957
     Other                                                                   11,231             9,196
     Allowances for doubtful accounts                                        (9,975)           (6,839)
   Inventories:
     Natural gas stored underground at LIFO cost                            131,725           117,182
     Propane gas at FIFO cost                                                15,808            17,132
     Materials, supplies and merchandise at average
       cost                                                                   4,588             3,995
   Derivative instrument assets                                              15,196            10,838
   Unamortized purchased gas adjustments                                     19,618                 -
   Deferred income taxes                                                      1,321             7,631
   Prepayments and other                                                      6,211             4,881
                                                                       -------------     -------------
                         Total Current Assets                               274,586           246,097
                                                                       -------------     -------------

 Deferred Charges:
   Prepaid pension cost                                                      92,026           109,445
   Regulatory assets                                                        104,703           103,807
   Other                                                                      8,127             4,515
                                                                       -------------     -------------
                         Total Deferred Charges                             204,856           217,767
                                                                       -------------     -------------

                         Total Assets                                    $1,155,981        $1,113,009
                                                                       =============     =============




See the accompanying notes to financial statements.


                                     17

LACLEDE GAS COMPANY
BALANCE SHEETS (continued)

(Thousands)
------------------------------------------------------------------------    --------------     --------------
September 30                                                                     2004                2003
------------------------------------------------------------------------    --------------     --------------
Capitalization and Liabilities
  Capitalization:
  Common stock equity                                                          $  330,132         $  271,504
  Redeemable preferred stock (less current sinking fund requirements)               1,108              1,258
  Long-term debt (less current portion)                                           333,936            259,625
                                                                            --------------     --------------
             Total Capitalization                                                 665,176            532,387
                                                                            --------------     --------------

Current Liabilities:
  Notes payable                                                                    71,380            218,200
  Notes payable - associated companies                                                  -             11,540
  Accounts payable                                                                 44,505             41,938
  Accounts payable - associated companies                                             834             10,303
  Advance customer billings                                                        23,620             15,361
  Current portion of long-term debt and preferred stock                            25,145                  -
  Wages and compensation accrued                                                   13,256             12,401
  Dividends payable                                                                 7,214              6,461
  Customer deposits                                                                10,661              5,044
  Interest accrued                                                                 10,623              7,072
  Taxes accrued                                                                    17,669             16,287
  Unamortized purchased gas adjustment                                                  -              5,865
  Other                                                                             3,232              3,366
                                                                            --------------     --------------
             Total Current Liabilities                                            228,139            353,838
                                                                            --------------     --------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                           187,831            177,957
  Unamortized investment tax credits                                                5,010              5,316
  Pension and postretirement benefit costs                                         20,484             20,973
  Regulatory liabilities                                                           28,210                582
  Other                                                                            21,131             21,956
                                                                            --------------     --------------
             Total Deferred Credits and Other Liabilities                         262,666            226,784
                                                                            --------------     --------------
Commitments and Contingencies (Note 12)
                                                                            --------------     --------------
             Total Capitalization and Liabilities                              $1,155,981         $1,113,009
                                                                            ==============     ==============







See the accompanying notes to financial statements.



                                     18

LACLEDE GAS COMPANY
STATEMENTS OF CAPITALIZATION


(Thousands, Except Per Share Amounts)
------------------------------------------------------------------------    ------------      -----------
September 30                                                                    2004              2003
------------------------------------------------------------------------    ------------      -----------
Common Stock Equity:
  Common stock, par value $1 per share and Paid-in Capital:
    Authorized - 2004 and 2003, 50,000,000 shares
    Issued - 2004 and 2003, 100 shares                                         $136,042         $ 82,579
  Retained earnings                                                             194,461          189,507
Accumulated other comprehensive income (loss) - minimum pension liability          (371)            (582)
                                                                            ------------      -----------
                  Total Common Stock Equity                                     330,132          271,504
                                                                            ------------      -----------

Redeemable Preferred Stock - Laclede Gas,
  par value $25 per share (1,480,000 shares authorized)
  Issued and outstanding:
    5% Series B - 2004, 44,192 shares; and
      2003, 44,413 shares                                                           960            1,110
    4.56% Series C - 2004 and 2003, 5,906 shares                                    148              148
                                                                            ------------      -----------
                  Total Redeemable Preferred Stock                                1,108            1,258
                                                                            ------------      -----------

Long-Term Debt:
  First mortgage bonds:
    8-1/2% Series, due November 15, 2004                                              -           25,000
    8-5/8% Series, due May 15, 2006                                              40,000           40,000
    7-1/2% Series, due November 1, 2007                                          40,000           40,000
    6-1/2% Series, due November 15, 2010                                         25,000           25,000
    6-1/2% Series, due October 15, 2012                                          25,000           25,000
    6-5/8% Series, due June 15, 2016                                                  -           50,000
    5-1/2% Series, due May 1, 2019                                               50,000                -
    7% Series, due June 1, 2029                                                  25,000           25,000
    7.90% Series, due September 15, 2030                                         30,000           30,000
    6% Series, due May 1, 2034                                                  100,000                -
                                                                            ------------      -----------
                  Total                                                         335,000          260,000
  Unamortized discount, net of premium,
    on long-term debt                                                            (1,064)            (375)
                                                                            ------------      -----------
                  Total Long-Term Debt                                          333,936          259,625
                                                                            ------------      -----------
                  Total                                                        $665,176         $532,387
                                                                            ============      ===========





Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying notes to financial statements.



                                     19

LACLEDE GAS COMPANY
STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                               Common Stock Issued
(Thousands, Except for                       ------------------------  Paid-in    Retained   Accum. Other  Treasury
   Shares and Per Share Amounts)                  Shares     Amount    Capital    Earnings   Comp. Income    Stock     Total
                                                  ------     ------    -------    --------   ------------    -----     -----

                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2001                      20,743,625  $ 20,744   $ 85,846   $205,512      $    -     $(24,017)  $288,085
                                             ---------------------------------------------------------------------------------
  Net Income                                             -         -          -     20,329           -            -     20,329
  Cancel treasury stock                         (1,865,638)   (1,866)   (22,151)         -           -       24,017          -
  Effect of restructuring October 1, 2001      (18,877,887)  (18,878)    18,878          -           -            -          -
  Subsidiary equity dividended to Laclede
    Group                                                -         -          -    (19,743)          -            -    (19,743)
  Dividends declared:
    Common stock                                         -         -          -    (25,311)          -            -    (25,311)
    Preferred stock                                      -         -          -        (68)          -            -        (68)
  Other comprehensive income (loss)                      -         -          -          -        (339)           -       (339)
  Other                                                  -         -          6          -           -            -          6
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2002                             100  $      -   $ 82,579   $180,719      $ (339)    $      -   $262,959
                                             ---------------------------------------------------------------------------------
  Net Income                                             -         -          -     34,342           -            -     34,342
  Dividends declared:
    Common stock                                         -         -          -    (25,492)          -            -    (25,492)
    Preferred stock                                      -         -          -        (62)          -            -        (62)
  Other comprehensive income (loss)                      -         -          -          -        (243)           -       (243)
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2003                             100  $      -   $ 82,579   $189,507      $ (582)    $      -   $271,504
                                             ---------------------------------------------------------------------------------
   Net Income                                            -         -          -     32,199           -            -     32,199
   Dividends declared:
     Common stock                                        -         -          -    (27,183)          -            -    (27,183)
     Preferred stock                                     -         -          -        (62)          -            -        (62)
   Other comprehensive income (loss)                     -         -          -          -         211            -        211
   Paid-in capital contributions from
     Laclede Group                                       -         -     53,463          -           -            -     53,463
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2004                             100  $      -   $136,042   $194,461      $ (371)    $      -   $330,132
                                             =================================================================================

See the accompanying notes to financial statements.



                                     20

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS


(Thousands)
------------------------------------------------------------------------------------------------------------
Years Ended September 30                                                     2004        2003        2002
------------------------------------------------------------------------------------------------------------
Operating Activities:
 Net Income                                                               $  32,199    $ 34,342    $ 20,329
 Adjustments to reconcile net income to
   net cash provided by (used in) operating activities:
  Depreciation and amortization                                              22,323      22,241      25,001
  Deferred income taxes and investment
    tax credits                                                              15,311      13,542       6,374
  Other - net                                                                   409         730         832
  Changes in assets and liabilities:
   Accounts receivable - net                                                  3,752     (19,991)     15,191
   Unamortized purchased gas adjustments                                    (25,483)    (17,111)     13,950
   Deferred purchased gas costs                                              41,022     (21,461)        185
   Accounts payable                                                          (6,902)     21,403      (1,955)
   Advance customer billings - net                                            8,259      (9,471)     13,153
   Taxes accrued                                                              1,382       6,792      (6,067)
   Natural gas stored underground                                           (14,543)    (40,095)       (457)
   Other assets and liabilities                                               5,270         925     (11,631)
                                                                        ------------------------------------
           Net cash provided by (used in)
             operating activities                                            82,999      (8,154)     74,905

Investing Activities:
 Construction expenditures                                                  (49,130)    (49,926)    (48,765)
 Employee benefit trusts                                                     (2,221)     (1,099)     (1,508)
 Other investments                                                            1,268         407      (2,598)
                                                                        ------------------------------------
           Net cash used in
             investing activities                                           (50,083)    (50,618)    (52,871)

Financing Activities:
 Issuance of first mortgage bonds                                           150,000           -           -
 Maturity/Redemption of first mortgage bonds                                (50,000)    (25,000)          -
 Issuance (repayment) of short-term debt - net                             (158,360)    110,870       1,820
 Dividends paid                                                             (26,494)    (25,500)    (25,365)
 Paid-in capital contribution from Laclede Group                             53,463           -           -
 Preferred stock reaquired                                                       (5)         (8)       (395)
 Other                                                                       (2,087)          -           -
                                                                        ------------------------------------
           Net cash (used in) provided by
             financing activities                                           (33,483)     60,362     (23,940)
                                                                        ------------------------------------

Net Increase (Decrease) in Cash and
  Cash Equivalents                                                             (567)      1,590      (1,906)
Cash and Cash Equivalents at
  Beginning of Year                                                           2,907       1,317       3,223
                                                                        ------------------------------------
Cash and Cash Equivalents at End of Year                                  $   2,340    $  2,907    $  1,317
                                                                        ====================================

Supplemental Disclosure of Cash Paid
  (Refunded) During the Year for:
 Interest                                                                 $  20,860    $ 23,497    $ 22,349
 Income taxes                                                                 2,003      (4,317)     11,387

See the accompanying notes to financial statements.


                                     21

NOTES TO FINANCIAL STATEMENTS

LACLEDE GAS COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF CONSOLIDATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).

            In compliance with accounting principles generally accepted in the United States of America, transactions between Laclede Gas and its affiliates as well as intercompany balances remaining on Laclede Gas' balance sheet on September 30, 2004, have not been eliminated from the Laclede Gas financial statements.

            Laclede Gas provides administrative and general support to affiliates. These costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations. At September 30, 2004, the Laclede Gas Balance Sheet reflected a total of $.3 million of intercompany receivables and $.8 million of intercompany payables.

            NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields.

            USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

            UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of Statement of Financial Accounting Standard (SFAS) No. 143 implementation. Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC.

            Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2004, 2003 and 2002 averaged approximately 2.6%, 2.7% and 2.8%, respectively, of the original cost of depreciable and amortizable property.

            REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).


                                     22

            The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

          (Thousands)                                                      2004        2003
          ------------------------------------------------------------------------------------
          Regulatory Assets:
          Future income taxes due from customers                         $ 62,834    $ 62,633
          Pension and postretirement benefit costs                         27,480      14,358
          Unamortized purchased gas adjustments                            19,618           -
          Purchased gas costs                                                   -      13,749
          Compensated absences                                              6,706       6,511
          Other                                                             7,751       6,984
                                                                       -----------------------
          Total Regulatory Assets                                        $124,389    $104,235
                                                                       =======================
          Regulatory Liabilities:
          Unamortized investment tax credits                             $  5,010    $  5,316
          Unamortized purchased gas adjustments                                 -       5,865
          Purchased gas costs                                              27,273           -
          Other                                                               937         582
                                                                       -----------------------
          Total Regulatory Liabilities                                   $ 33,220    $ 11,763
                                                                       =======================

            As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Approximately $3.3 million has been amortized from December 27, 1999 through September 30, 2004. Previously deferred costs of $2.1 million are being recovered and amortized on a straight line basis over a ten-year period, without return on investment. Approximately $1.0 million has been amortized from December 27, 1999 through September 30, 2004. The Commission also authorized previously deferred costs of $2.8 million and $.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $.8 million and $.1 million has been amortized, respectively, through September 30, 2004.

            NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2004 exceeded the LIFO cost by $6.5 million and at September 30, 2003 exceeded the LIFO cost by $19.6 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

            REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at September 30, 2004 and 2003, for the Utility, was $8.8 million and $8.9 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2004 and 2003 were $4.2 million and $3.7 million, respectively.

            PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. Effective February 2002, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the Price Stabilization Program (PSP)) are gas costs recoverable through the PGA mechanism.

            The provisions of the PGA Clause also include operation of the gas supply cost management program, whereby Laclede Gas is permitted to share in certain costs savings related to its natural gas procurement activities.

            Operation of the PSP was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 12 for further discussion of the PSP.

            Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the gas supply cost management program and PSP are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as

                                     23

a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

            INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts.

            Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

            CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

            NEW ACCOUNTING STANDARDS - Financial Accounting Standards Board
(FASB) Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," addresses consolidation of business enterprises of variable interest entities. Public entities shall apply this Interpretation to their interests in special purpose entities as of the first interim period ending after December 15, 2003. Application by public entities for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004. There was no effect on the financial position or results of operations of Laclede Gas upon adoption.

            In December 2003, the FASB issued SFAS No. 132 (revised 2003) (SFAS No. 132(R)), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of this Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132(R) replaces SFAS No. 132, and requires certain additional disclosures that became effective for fiscal years ending after and interim periods beginning after December 15, 2003. The required disclosures are included in Note 2, and the disclosures for prior periods are presented consistent with current presentation.

            The Emerging Issues Task Force (EITF) deliberated Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue was intended to address the meaning of other-than-temporary impairment and its application to certain investments held at cost. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held for Not-for-Profit Organizations." The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. There were no disclosures required for this report.

            In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 supersedes FSP 106-1 issued in January 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) for employers that sponsor postretirement health care plans that provide prescription drug benefits. The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for FSP 106-2 is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on the financial position or results of operations of the Company.

            RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.



2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans
-------------

            Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. Pension cost in 2004 and 2003 amounted to $4.5 and $2.2 million, respectively, and pension credits in 2002 amounted to $4.5 million, including amounts recorded in construction.

                                     24

         The net periodic pension costs (credits) include the following components:

          (Thousands)                                                  2004        2003        2002
          --------------------------------------------------------------------------------------------
          Service cost - benefits earned
             during the period                                       $ 11,107    $  9,060    $  8,399
          Interest cost on projected
             benefit obligation                                        16,231      16,600      14,653
          Expected return on plan assets                              (22,499)    (22,601)    (24,749)
          Amortization of transition obligation                             -        (236)       (602)
          Amortization of prior service cost                            1,324       1,392       1,127
          Amortization of actuarial (gain)/loss                         3,803       1,338      (3,768)
                                                                   -----------------------------------
            Sub-Total                                                $  9,966    $  5,553    $ (4,940)
          Loss on lump sum settlement                                   8,109         273           -
          Regulatory adjustment                                       (13,583)     (3,582)        435
                                                                   -----------------------------------

          Net pension cost (credit)                                  $  4,492    $  2,244    $ (4,505)
                                                                   ===================================

            Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

            Effective for fiscal 2003 and 2004, pursuant to the Commission's order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants.

            Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be paid in the form of lump-sum cash payments. Pursuant to MoPSC order in the Utility's 2001 rate case, effective for fiscal 2002 through 2004, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. Lump sum payments recognized as settlements totaled $32.7 million in fiscal 2004, $.5 million in fiscal 2003, and none in fiscal 2002.

            Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $(.7) million in fiscal 2004, $5.1 million in fiscal 2003, and $.6 million in fiscal 2002.

            In the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or liability.

            The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Balance Sheets at September 30:

          (Thousands)                                                        2004         2003
          ----------------------------------------------------------------------------------------
          Benefit obligation at beginning of year                         $ 268,439    $ 228,090
          Service cost                                                       11,107        9,060
          Interest cost                                                      16,231       16,600
          Plan amendments                                                       (55)           -
          Actuarial (gain) loss                                              (2,825)      38,864
          Settlements                                                       (32,677)        (491)
          Gross benefits paid                                                (7,637)     (23,684)
                                                                         ------------------------

          Benefit obligation at end of year                               $ 252,583    $ 268,439
                                                                         ========================

          Accumulated benefit obligation at end of year                   $ 199,819    $ 219,799

                                     25


            The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

          (Thousands)                                                                  2004         2003
          --------------------------------------------------------------------------------------------------
          Fair value of plan assets at beginning of year                             $ 274,542    $ 273,230
          Actual return on plan assets                                                  24,980       23,989
          Employer contributions                                                           270        1,498
          Settlements                                                                  (32,677)        (491)
          Gross benefits paid                                                           (7,637)     (23,684)
                                                                                   -------------------------
          Fair value of plan assets at end of year                                   $ 259,478    $ 274,542
                                                                                   -------------------------

          Funded status at end of year                                               $   6,896    $   6,103
          Unrecognized net actuarial loss                                               65,525       82,743
          Unrecognized prior service cost                                               15,884       17,264
          Fourth quarter contribution adjustment                                            56           56
                                                                                   -------------------------
          Net amount recognized at end of year                                       $  88,361    $ 106,166
                                                                                   =========================

          Amounts recognized in the Balance Sheets consist of:
          Prepaid pension cost                                                       $  88,607    $ 105,081
          Accrued benefit liability                                                     (5,827)      (5,294)
          Intangible asset                                                                 691          753
          Regulatory adjustment                                                          4,286        4,677
          Accumulated other comprehensive income                                           604          949
                                                                                   -------------------------
          Net amount recognized at end of year                                       $  88,361    $ 106,166
                                                                                   =========================


            The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The assumptions used to calculate net periodic pension costs are as follows:

                                                                            2004        2003        2002
         ----------------------------------------------------------------------------------------------------
         Weighted average discount rate                                     6.00%       7.25%       7.75%
         Weighted average rate of future compensation increase              3.00%       4.00%       4.00%
         Expected long term rate of return on plan assets                   8.50%       8.50%       8.50%

            The expected long term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long term assumption that generally does not change annually.

            The assumptions used to calculate the benefit obligations are as follows:

                                                                            2004        2003
         ----------------------------------------------------------------------------------------
         Weighted average discount rate                                     6.25%       6.00%
         Weighted average rate of future compensation increase              3.25%       3.00%

            Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

         (Thousands)                                                         2004        2003
         ----------------------------------------------------------------------------------------
         Projected benefit obligation                                       $25,026    $23,920
         Accumulated benefit obligation                                      22,139     21,428
         Fair value of plan assets                                           15,034     14,788

            Following are the targeted and actual plan assets by category:

                                                                       2005      2004      2003
                                                                      Target    Actual    Actual
          ----------------------------------------------------------------------------------------
          Equity Securities                                             50%       51%       52%
          Debt Securities                                               50%       49%       48%
                                                                   -------------------------------
          Total                                                        100%      100%      100%

                                     26

            Laclede Gas' investment policy is designed to preserve, to the extent possible, a surplus of plan assets over the projected benefit obligation and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored.

            Laclede Gas' current investment policy targets an asset allocation of 50% to equity securities and 50% to debt securities (including short term securities held for the purpose of making benefit payments). Laclede Gas generally rebalances quarterly if the actual allocation deviates from the target allocation by more than 2%.

            Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

                                                                     Pensions    Pensions
                                                                       from        from
                                                                     Qualified    Laclede
          (Millions)                                                   Trust     Gas Funds
          ----------------------------------------------------------------------------------
          2005                                                        $ 16.2      $  .3
          2006                                                          15.3         .4
          2007                                                          14.9         .4
          2008                                                          16.1         .4
          2009                                                          18.6         .5
          2010 - 2014                                                  119.5        2.9

            The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal 2005 are anticipated to be none into the qualified trusts, and $.3 million into the non-qualified plans.

Postretirement Benefits
-----------------------

            Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age
65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2004, 2003 and 2002 amounted to approximately $7.9 million, $7.8 million, and $6.5 million, respectively, including amounts charged to construction.

            Net periodic postretirement benefit costs consisted of the following components:

          (Thousands)                                              2004        2003        2002
          ---------------------------------------------------------------------------------------
          Service cost - benefits earned
            during the period                                     $3,175      $2,758      $2,205
          Interest cost on accumulated
            postretirement benefit obligation                      3,202       3,661       3,266
          Expected return on plan assets                            (836)       (937)       (853)
          Amortization of transition
            obligation                                             1,059       1,267       1,267
          Amortization of prior service cost                         (32)        328         365
          Amortization of actuarial loss                             697         415         227
          Regulatory adjustment                                      658         301          69
                                                              -----------------------------------
          Net postretirement benefit cost                         $7,923      $7,793      $6,546
                                                              ===================================

            Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

            Effective for fiscal 2003 and 2004, pursuant to the Commission's order in the Utility's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the

                                     27

recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

            The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

          (Thousands)                                                      2004        2003
          ------------------------------------------------------      -----------------------
          Benefit obligation at beginning of year                        $52,508     $50,027
          Service cost                                                     3,175       2,758
          Interest cost                                                    3,202       3,661
          Plan amendments                                                 (4,323)     (4,021)
          Actuarial loss                                                   2,577       5,131
          Gross benefits paid                                             (5,404)     (5,048)
                                                                      -----------------------
          Benefit obligation at end of year                              $51,735     $52,508
                                                                      =======================

            The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

          (Thousands)                                                 2004          2003
          --------------------------------------------------------------------------------
          Fair value of plan assets at beginning of year            $ 14,254     $ 12,081
          Actual return on plan assets                                   802           61
          Employer contributions                                       7,324        7,160
          Gross benefits paid                                         (5,404)      (5,048)
                                                                 -------------------------
          Fair value of plan assets at end of year                  $ 16,976     $ 14,254
                                                                 -------------------------

          Funded status at end of year                              $(34,759)    $(38,254)
          Unrecognized net actuarial loss                             18,579       16,665
          Unrecognized prior service cost                               (245)        (277)
          Unrecognized net transition obligation                       5,188       10,570
                                                                 -------------------------
          Net amount recognized at end of year
            as postretirement benefit cost                          $(11,237)    $(11,296)
                                                                 =========================

            The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

            The assumptions used to calculate net periodic postretirement benefit costs are as follows:

                                                                           2004      2003     2002
         --------------------------------------------------------------------------------------------
         Weighted average discount rate                                    6.00%     7.25%    7.75%
         Weighted average rate of future compensation increase             3.00%     4.00%    4.00%
         Expected long term rate of return on plan assets                  8.50%     8.50%    8.50%
         Medical cost trend rate (initial)                                 7.00%     8.00%    5.00%
         Medical cost trend rate (ultimate)                                5.00%     5.00%    5.00%

            The expected long term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long term assumption that generally does not change annually.

            The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

                                                                            2004        2003
         ----------------------------------------------------------------------------------------
         Weighted average discount rate                                     6.25%       6.00%
         Weighted average rate of future compensation increase              3.25%       3.00%
         Medical cost trend rate (initial)                                  9.00%       7.00%
         Medical cost trend rate (ultimate)                                 5.00%       5.00%

            The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

         (Thousands)                                                      1% Increase  1% Decrease
         ------------------------------------------------------------------------------------------
         Effect on net periodic benefit cost                                $  430      $  (410)
         Effect on accumulated postretirement benefit obligation             1,660       (1,580)


                                     28

            Following are the targeted and actual plan assets by category:

                                                                      2005      2004      2003
                                                                     Target    Actual    Actual
         ----------------------------------------------------------------------------------------
         Equity Securities                                             60%       53%       45%
         Debt Securities                                               40%       47%       55%
                                                                  -------------------------------
         Total                                                        100%      100%      100%



            Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. Laclede Gas' investment policy seeks to maximize investment returns consistent with Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas' current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short term securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is continually rebalanced to the target allocation.

            Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

                                                                     Benefits Paid    Benefits Paid
                                                                    from Qualified    from Laclede
          (Millions)                                                    Trusts         Gas Funds
          ----------------------------------------------------------------------------------------
          2005                                                          $ 4.2            $ .4
          2006                                                            4.4              .4
          2007                                                            4.6              .4
          2008                                                            4.6              .5
          2009                                                            4.8              .5
          2010 - 2014                                                    28.2             2.4

            Laclede Gas' funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal 2005 are anticipated to be $7.5 million to the qualified trusts, and $.4 million paid directly to participants from Laclede Gas funds.

Other Plans
-----------

            Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to approximately $2.9 million per year for fiscal years 2004, 2003 and 2002.


3. GAS SUPPLY COST MANAGEMENT

            In the 2002 rate case, the MoPSC approved a new plan applicable to the management of Laclede Gas' gas supply commodity costs under which it may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. Laclede Gas achieved approximately $3.5 million in pre-tax income under the plan during fiscal 2003, but did not record any income under the plan during fiscal 2004. Income recorded under the plan is included in the Utility Operating Revenues on the Statements of Income.


4. COMMON STOCK AND PAID-IN CAPITAL

            Laclede Gas issued no shares of its common stock during fiscal 2004 or fiscal 2003. Total shares of common stock outstanding were 100 at September 30, 2004 and 2003.

            Paid-in capital increased in 2004 by $53.5 million due to capital contributions from Laclede Group. There was no change in paid-in capital during 2003.

                                     29

            As of September 30, 2004, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.


5. REDEEMABLE PREFERRED STOCK

            The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.

            During 2004, 221 shares of 5% Series B preferred stock were reacquired; in 2003, 336 shares of 5% Series B preferred stock were reacquired.
            Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2004 are $.1 million in 2005, and $.2 million each in 2006 through 2009.

6. LONG-TERM DEBT

            Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2004 are as follows:

            2005     $25 million
            2006     $40 million
            2007     -
            2008     $40 million
            2009     -

            In April 2004, Laclede Gas issued $50 million of First Mortgage Bonds, 5 1/2% Series due May 1, 2019 and $100 million of First Mortgage Bonds, 6% Series due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of Laclede Gas' 8 1/2% First Mortgage Bonds in November 2004.

            As of September 30, 2004, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt securities and receive paid-in capital through October 31, 2006. The remaining MoPSC authorization is $65.5 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through October 2004. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

            Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2004 and 2003, all of the retained earnings of Laclede Gas were free from such restrictions.


7. NOTES PAYABLE AND CREDIT AGREEMENTS

            In September 2004, Laclede Gas renewed its syndicated line of credit for a term of five years and increased the amount of the line to $285 million from $250 million. The Utility has supplemental 364-day lines totaling $15 million through April 2005. Laclede Gas also had a seasonal credit line of $25 million for the period of October 14, 2003 through February 13, 2004.

            Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2004, the Utility's short-term borrowing requirements, which peaked at $274.7 million, were met primarily by the sale of commercial paper, supplemented from time to time by draws on its seasonal credit line or short-term loans from Laclede Group. Loans from Laclede Group were no more than $12.6 million at any time. Laclede Gas had $71.4 million in

                                     30

commercial paper outstanding as of September 30, 2004, at a weighted average interest rate of 1.9% per annum, and $218.2 million outstanding as of September 30, 2003, at a weighted average interest rate of 1.2% per annum.

            Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2004, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2004, EBITDA was 3.82 times interest expense.


8. FAIR VALUE OF FINANCIAL INSTRUMENTS

            The carrying amounts and estimated fair values of financial instruments at September 30, 2004 and 2003 are as follows:


                                                                             Carrying      Fair
          (Thousands)                                                         Amount       Value
          -----------------------------------------------------------------------------------------
          2004:
            Cash and cash equivalents                                        $  2,340     $  2,340
            Short-term debt                                                    71,380       71,380
            Long-term debt, including current portion                         358,936      393,735
            Redeemable preferred stock, including current sinking fund
               requirements                                                     1,253        1,253

          2003:
            Cash and cash equivalents                                        $  2,907     $  2,907
            Short-term debt                                                   229,740      229,740
            Long-term debt, including current portion                         259,625      290,780
            Redeemable preferred stock                                          1,258        1,258


            The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.


9. INCOME TAXES

            The net provisions for income taxes charged during the years ended September 30, 2004, 2003 and 2002 are as follows:

          (Thousands)
          -----------------------------------------------------------------------------
          Years Ended September 30                          2004      2003      2002
          -----------------------------------------------------------------------------
          Included in Statements of
           Income:
              Federal
                Current                                   $  1,628  $  3,342  $  3,643
                Deferred                                    12,785    12,112     5,666
                Investment tax credit
                  adjustments - net                           (305)     (313)     (319)
              State and local
                Current                                       (384)    1,127       703
                Deferred                                     2,831     1,743     1,027
                                                        -------------------------------
          Total                                           $ 16,555  $ 18,011  $ 10,720
                                                        ===============================



                                     31

           The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

                                                                       2004       2003       2002
                                                                 ---------------------------------
          Federal income tax statutory rate                            35.0%      35.0%      35.0%
          State and local income taxes,
             net of federal income tax benefits                         3.3        3.6        3.6
          Certain expenses capitalized on books
             and deducted on tax return                                (3.1)      (2.9)      (4.9)
          Taxes related to prior years                                  (.2)      (1.3)       1.4
          Other items - net                                            (1.0)         -       (0.6)
                                                                 ---------------------------------
          Effective income tax rate                                    34.0%      34.4%      34.5%
                                                                 =================================


            The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows:

          (Thousands)                                                   2004         2003
          ----------------------------------------------------------------------------------
          Deferred tax assets:
             Reserves not currently deductible                        $ 21,508     $ 18,043
             Deferred gas cost                                               -        1,602
             Unamortized investment tax credits                          3,154        3,347
             Other                                                       4,748        4,454
                                                                  --------------------------
               Total deferred tax assets                                29,410       27,446

          Deferred tax liabilities:
             Relating to utility property                              159,206      146,748
             Pension                                                    38,904       42,500
             Deferred gas cost                                           5,589            -
             Other                                                      12,221        8,524
                                                                  --------------------------
               Total deferred tax liabilities                          215,920      197,772

          Net deferred tax liability                                   186,510      170,326
          Net deferred tax asset - current                               1,321        7,631
                                                                  --------------------------
          Net deferred tax liability - non-current                    $187,831     $177,957
                                                                  ==========================



10. OTHER INCOME AND INCOME DEDUCTIONS - NET

          (Thousands)                                                  2004         2003        2002
          --------------------------------------------------------------------------------------------
          Non-recurring investment gains                             $ 1,947        $ 816       $   -
          Allowance for Funds
               Used During Construction                                 (123)        (107)       (149)
          Other Income                                                 1,310          759         850
          Other Income Deductions                                        250         (589)       (151)
                                                                 -------------------------------------
          Other Income and (Income Deductions) - Net                 $ 3,384        $ 879       $ 550
                                                                 =====================================

            Laclede Gas recorded the receipt of proceeds totaling $1.9 million and $.8 million during fiscal 2004 and 2003, respectively, related to its interest, as a policy holder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the financial position or results of operations of Laclede Gas.


                                     32

11. INFORMATION BY OPERATING SEGMENT

            The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes merchandise sales activities. Accounting policies are as described in Note 1. There are no material intersegment revenues.

          (Thousands)


                                                    Regulated Gas   Non-Regulated
                                                     Distribution      Other      Eliminations      Total
                                                  -------------------------------------------------------------
          Fiscal 2004
          Operating Revenues                         $  868,905        $ 2,577       $    -      $  871,482
          Depreciation & Amortization                    22,385              -            -          22,385
          Interest Charges                               25,202              -            -          25,202
          Income Tax Expense                             16,508             47            -          16,555
          Net Income                                     32,125             74            -          32,199
          Total Assets                                1,154,365          1,616            -       1,155,981
          Construction Expenditures                      49,130              -            -          49,130

          Fiscal 2003
          Operating Revenues                         $  774,772        $ 2,391       $    -      $  777,163
          Depreciation & Amortization                    22,229              -            -          22,229
          Interest Charges                               23,921              -            -          23,921
          Income Tax Expense                             18,009              2            -          18,011
          Net Income                                     34,339              3            -          34,342
          Total Assets                                1,111,503          1,506            -       1,113,009
          Construction Expenditures                      49,926              -            -          49,926

          Fiscal 2002
          Operating Revenues                         $  592,097        $ 2,521       $    -      $  594,618
          Depreciation & Amortization                    24,215              -            -          24,215
          Interest Charges                               25,105              -            -          25,105
          Income Tax Expense                             10,740            (20)           -          10,720
          Net Income                                     20,360            (31)           -          20,329
          Total Assets                                  993,490          1,447            -         994,937
          Construction Expenditures                      48,765              -            -          48,765



12. COMMITMENTS AND CONTINGENCIES

            Laclede Gas estimates fiscal year 2005 utility construction expenditures at approximately $56 million. There are no material contractual commitments at September 30, 2004 related to these estimated construction expenditures.

            The lease agreement covering the general office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2004, 2003 and 2002 was $856,000, $847,000 and $838,000, respectively. The annual minimum rental payment for fiscal year 2005 is anticipated to be approximately $865,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $1.3 million in fiscal 2005, $1.1 million in fiscal 2006, $.8 million in fiscal 2007, $.5 million in fiscal 2008 and $.2 million in fiscal 2009. Laclede Gas has entered into various contracts, expiring on dates through 2011, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2004 are estimated at approximately $170 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $87 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.

            Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Utility's financial position and result of operations. As these laws, regulations, and their interpretations evolve, however, additional costs may be incurred.

            With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30,


                                     33

2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

            Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

            Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

            Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with federal and state regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

            Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

            On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas is paying $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of Laclede Gas.

            Laclede Gas is involved in litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of Laclede Gas.



                                     34

13. INTERIM FINANCIAL INFORMATION (UNAUDITED)

            In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2004 and 2003 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands)
----------------------------------------    ---------------    -------------    --------------    -------------
Three Months Ended                              Dec. 31          March 31          June 30          Sept. 30
----------------------------------------    ---------------    -------------    --------------    -------------
2004
Total operating revenues                        $261,982         $397,526          $126,513          $85,461
Operating income (loss)                           31,700           40,566             6,270           (7,964)
Net income (loss)                                 17,356           23,380              (115)          (8,422)


----------------------------------------    ---------------    -------------    --------------    -------------
Three Months Ended                              Dec. 31          March 31          June 30          Sept. 30
----------------------------------------    ---------------    -------------    --------------    -------------
2003
Total operating revenues                        $217,815         $358,109          $114,829          $86,410
Operating income (loss)                           27,948           46,765             5,124           (4,442)
Net income (loss)                                 14,598           24,898                53           (5,207)







                                     35